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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

August 28, 2015

VIA Hand Delivery
AND EDGAR

Christina De Rosa

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp. Registration Statement on Form S-1 Filed August 13, 2015 File No. 333-206356

Dear Ms. De Rosa:

On behalf of Double Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated August 20, 2015, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on August 13, 2015 (the “Prior Form S-1”).

The Company is concurrently filing via EDGAR an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amended Form S-1 marked to show changes from the Prior Form S-1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amended Form S-1.

United States Securities and Exchange Commission

August 28, 2015

Management

Committees of the Board of Directors

Compensation Committee Interlocks and Insider Participation, page 101

1.	We note your response to our prior comment 7 and your statement on page 101 of the registration statement that “[n]one of [y]our executive officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on [y]our board of directors.” However, we also note your disclosure on pages 96 and 97 regarding the involvement of your current director and executive officers in Silver Eagle Acquisition Corp. during the last completed fiscal year and through March 2015. Similarly, the annual report on Form 10-K filed by Silver Eagle Acquisition Corp. on March 16, 2015 indicates that during the last completed fiscal year, Eli Baker, your Vice President, General Counsel and Secretary, served on the compensation committee of Silver Eagle Acquisition Corp. and Jeff Sagansky, your President and Chief Executive Officer and Director, was President of Silver Eagle Acquisition Corp. Please refer to Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate or advise.

Response: The Company has revised the disclosure on page 101 to state that Eli Baker, the Company’s Vice President, General Counsel and Secretary, served as a member of the compensation committee of Silver Eagle Acquisition Corp. (“Silver Eagle”) from July 2014 through the consummation of Silver Eagle’s business combination in March 2015. Jeff Sagansky, the Company’s President and Chief Executive Officer and Director, served as president of Silver Eagle from April 2013 through the consummation of Silver Eagle’s business combination in March 2015. The Company’s other executive officers, Jeff Sagansky and James A. Graf, do not currently serve, and in the past year have not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company’s board of directors.

Principal Shareholders, page 105

2.	We note your disclosure that “[a]ll directors, director nominees and executive officers as a group” beneficially own 100.0% of your outstanding shares. This appears to be inconsistent with your statements that Harry E. Sloan owns 50.0% of your outstanding shares. Please revise your disclosure as appropriate or advise.

Response: The Company has revised the disclosure on page 105 to reflect that the Company’s directors, director nominees and executive officers as a group beneficially own 56.1% of the Company’s outstanding shares.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Amended Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems